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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

                          Certification and Notice of
                       Termination of Registration under
                   Section 12(g) of the Securities Exchange
                     Act of 1934 or Suspension of Duty to
                      File Reports Under SectionS 13 and
                 15(d) of the Securities Exchange Act of 1934

                       Commission File Number 001-12547

                                ChemFirst Inc.
             ----------------------------------------------------
            (Exact name of registrant as specified in its charter)

 700 North Street, P.O. Box 1249, Jackson, Mississippi, 39202-3095;
                                (601) 948-7550
 -------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $1.00 per share
                        Preferred Stock Purchase Rights
              --------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
 -------------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  | |        Rule 12h-3(b)(1)(i)  |X|
                  Rule 12g-4(a)(1)(ii) [ ]        Rule 12h-3(b)(1)(ii) [ ]
                  Rule 12g-4(a)(2)(i)  [ ]        Rule 12h-3(b)(2)(i)  [ ]
                  Rule 12g-4(a)(2)(ii) [ ]        Rule 12h-3(b)(2)(ii) [ ]
                                                  Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, ChemFirst Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  November 7, 2002                     By: /s/ Robert M. Reardon
                                                --------------------------------
                                                  Name:  Robert M. Reardon
                                                  Title: President

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.